FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 16, 2007 regarding revised unconsolidated forecast of results and year-end dividend for fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: March 26, 2007	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revised Unconsolidated Forecast of Results and

Year-end Dividend for Fiscal 2006

TOKYO, March 16, 2007 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that the forecast of unconsolidated business results for the fiscal year ending March 31, 2007, has been revised, and the year-end dividend has been set, at a meeting of the Board of Directors held today.

Following a statutory audit of the financial statements for the term, the year-end dividend is scheduled to be finally authorized at a meeting of the Board of Directors to be held in mid-May 2007.

There is no change to the forecast of consolidated business results announced on October 31, 2006, on the occasion of the release of the business results for the first half of fiscal 2006, ended September 30, 2006.

1. Unconsolidated forecast for fiscal 2006

	Billions of yen / ( )% change from the previous year
	Fiscal 2006, ending March 31, 2007					Fiscal 2005
	Revised forecast (A)		Previous forecast * (B)		(A)-(B)
Sales	2,670.0 (98%	)	2,670.0 (98%	)	0	2,713.3
Ordinary income (loss)	(40.0 (—	) )	(40.0 (—	) )	0	42.6
Net income (loss)	(200.0 (—	) )	(55.0 (—	) )	(145.0)	37.0

*	“Previous forecast” refers to the forecast at the time of the announcement of first-half results made on October 31, 2006

<Revision factors>

Hitachi plans to post an extraordinary loss of approximately 180 billion yen in impairment losses on certain subsidiary and affiliated company shares and investments (of which 160 billion yen is accounted for by Hitachi Global Storage Technologies).

As part of its restructuring plan, Hitachi plans to post an extraordinary gain of approximately 16 billion yen from the sale of certain subsidiary and affiliated company shares. The Company also plans to post an extraordinary gain of approximately 35 billion yen from the sale of investments as part of the Company’s asset management policy.

2

2. Planned year-end dividend

Plan for the year-end dividend for the fiscal year ending March 31, 2007

3.0 yen per share*

* The Company intends to pay the year-end dividend on May 21, 2007.

Reference: Dividends for the fiscal year ended March 31, 2006

Interim dividend:	5.5 yen per share
Year-end dividend:	5.5 yen per share

Dividends for the fiscal year ending March 31, 2007

Interim dividend:	3.0 yen per share
Year-end dividend:	3.0 yen per share

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

3

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

- ### -